PPL Corporation Two North Ninth Street Allentown, PA 18101-1179 Tel. 610.774.5151 http://www.pplweb.com/

August 24, 2012

Mr. William H. Thompson
Accounting Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:
PPL Corporation
PPL Energy Supply, LLC
PPL Electric Utilities Corporation
LG&E and KU Energy LLC
Louisville Gas and Electric Company
Kentucky Utilities Company
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 28, 2012
File Nos. 1-11459, 1-32944, 1-905, 333-173665, 1-2893, and 1-3464

Dear Mr. Thompson:

In response to your letter dated August 14, 2012, regarding the above-referenced filings, PPL Corporation (PPL), PPL Energy Supply, LLC (PPL Energy Supply), PPL Electric Utilities Corporation (PPL Electric), LG&E and KU Energy LLC (LKE), Louisville Gas and Electric Company (LG&E) and Kentucky Utilities Company (KU) (collectively, the Registrants) are providing the following information in response to your comments.  References to the "Company," "we," "us" and "our" in this letter are references to PPL, PPL Energy Supply, PPL Electric, LKE, LG&E and KU specifically or, if the context requires, to PPL and its subsidiaries, collectively.  Each of your comments has been reprinted in bold type and is followed by the response of the Registrants.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

Overview, page 41
Business Strategy, page 42

1.	We note the disclosure at the top of page 43 of "actual" and pro forma income from continuing operations for 2011 and 2010. It appears that "actual" income from continuing operations excluding the various non-recurring items identified in Note 10 to the financial statements represents a non-GAAP measure.  As such, in future filings please clearly identify this measure as adjusted income from continuing operations and comply with the reconciliation and disclosure requirements, as well as the prohibitions, in Item 10(e) of Regulation S-K as it relates to your presentation of this and other similar non-GAAP measures.

PPL will remove this non-GAAP financial measure in future filings.  If a non-GAAP financial measure is presented in a future filing, the Registrants will comply with the requirements of Item 10(e) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data, page 207
Combined Notes to Financial Statements, page 243

5. Income and Other Taxes, page 264

2.
Please tell us how you and your subsidiaries determine the amounts of income tax expense or benefit allocated to discontinued operations and items of other comprehensive income and why your allocation policy complies with ASC 740-20-45-14.

The Registrants and their subsidiaries determine the amount of income tax expense or benefit allocable to continuing operations using the incremental approach described in ASC 740-20-45-8.  The amount of total tax expense allocated to continuing operations is the tax effect of pretax income from continuing operations, plus or minus the expense (benefit) from changes in tax law or rates, changes in circumstances that cause a change in judgment about the realization of deferred tax assets in future years, changes in tax status (the Registrants have not had this occurrence during the years covered by your inquiry), and tax deductible dividends paid to shareholders, except for dividends paid on unallocated shares held by an employee stock ownership plan or any other stock compensation arrangement.  The remainder of tax expense is allocated to discontinued operations and other comprehensive income.  The amounts of income tax expense or benefit allocated to discontinued operations and other comprehensive income are based on the individual effects of these items on income tax expense or benefit for the year.  The sum of the separately calculated, individual effects of each item equals the amount of income tax expense or benefit for the year remaining after the allocation to continuing operations.  Therefore, no further allocation is necessary.  As a result, the Registrants believe their allocation approach complies with ASC 740-20-45-14.

10. Business Acquisitions, page 307

3.
Your note your disclosure of WPD Midland's net income excluding nonrecurring acquisition-related adjustments included in PPL's 2011 Statement of Income at the top of page 309.  Please tell us why you believe the presentation of this financial measure, which appears to be a non-GAAP financial measure, is permitted by Item 10(e)(1)(ii)(c) of Regulation S-K, which prohibits the presentation of non-GAAP financial measures in the financial statements or notes thereto.  Otherwise, please comply with the prohibition contained in Item 10(e)(1)(ii)(c) of Regulation S-K in future filings.

PPL will remove this non-GAAP financial measure in all future filings.

4.	Please tell us your basis for the various nonrecurring adjustments shown in the table in the middle of page 309 in arriving at pro forma operating revenues and net income.

ASC 805-10-50-2(h) requires a public business entity to disclose:  (1) if comparative financial statements are presented, the revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period (supplemental pro forma information); and (2) the nature and amount of any material, nonrecurring pro forma adjustments directly attributable to the business combination(s) included in the reported pro forma revenue and earnings (supplemental pro forma information).

ASC 805 does not provide additional guidance about how entities should calculate the required pro forma revenue and earnings disclosures.  We believe Article 11 of Regulation S-X provides the most relevant guidance for preparing the required supplemental pro forma information.

Article 11, Rule 11-02(b)(5) of Regulation S-X requires that the pro forma income statement shall present income (loss) from continuing operations before nonrecurring charges or credits directly attributable to the transaction.  It further clarifies that nonrecurring charges or credits and related tax effects which result directly from the transaction and which will be included in the income of the registrant within the 12 months following the transaction shall not be included in the pro forma income statement.

The nonrecurring charges and credits disclosed in the table in the middle of page 309 were directly attributable to the WPD Midlands and LKE acquisitions and adjustments were included in the calculation of pro forma operating revenue and net income to remove the effect of these nonrecurring items.  Additional information related to each of the nonrecurring adjustments is shown below.

WPD Midlands acquisition

2011 Bridge Facility costs
The $44 million of 2011 Bridge Facility costs, primarily commitment and structuring fees, were incurred to establish a bridge facility for purposes of funding the WPD Midlands acquisition purchase price.

Foreign currency loss on 2011 Bridge Facility
The 2011 Bridge Facility was denominated in British pounds sterling (GBP).  The $57 million represents a $42 million foreign currency loss on PPL Capital Funding's repayment of its 2011 Bridge Facility borrowing and a $15 million foreign currency loss associated with proceeds received on the U.S. dollar-denominated senior notes issued by

PPL WEM in April 2011 that were used to repay a portion of PPL WEM's borrowing under the 2011 Bridge Facility.

Net hedge gains
The repayment of borrowings on the 2011 Bridge Facility was economically hedged to mitigate the effects of changes in foreign currency exchange rates with forward contracts to purchase GBP, which resulted in net gains of $55 million.

Hedge ineffectiveness
The $12 million of hedge ineffectiveness represents a combination of ineffectiveness associated with closed out interest rate swaps and a charge recorded as a result of certain interest rate swaps failing hedge effectiveness testing, both associated with the WPD Midlands acquisition financing.

U.K. stamp duty tax
The $21 million of U.K. stamp duty tax represents a tax on the transfer of ownership of property in the U.K. incurred in connection with the acquisition of WPD Midlands.

Separation benefits
In connection with the WPD Midlands acquisition, PPL completed a reorganization designed to transition WPD Midlands to the legacy WPD operating and shared services support structure, resulting in the elimination of certain staff and contractor positions.  More than 700 employees of WPD Midlands will have received separation benefits as a result of the reorganization by the end of 2012.  During 2011, $102 million of costs for separation benefits were expensed.

Other acquisition-related costs
The $77 million of other acquisition-related costs primarily includes $34 million of advisory, accounting and legal fees, and $37 million of costs related to the termination of certain contracts, corporate name rebranding costs and employee relocation costs.

LKE acquisition

2010 Bridge Facility costs
The $80 million of 2010 Bridge Facility costs, primarily commitment and structuring fees, were incurred to establish a bridge facility for purposes of funding the LKE acquisition purchase price.  Unlike the 2011 Bridge Facility, no borrowings were made under this bridge facility.

Other acquisition-related costs
The $31 million of other acquisition-related costs includes advisory, accounting and legal fees incurred in connection with the acquisition of LKE.

12. Stock-Based Compensation, page 314

Performance Units, page 315

5.
Please tell us whether performance units are accounted for as equity or liability awards with reference to the applicable provisions in ASC 718 which support your classification. Please be sure to address whether vesting of the awards based on total shareowner return relative to an index group is considered a condition other than a market, performance or service condition since total shareholder return contemplates stock price changes and dividends paid.

ASC 718-10-25-11 requires liability classification for options or similar instruments if the underlying shares are classified as liabilities or the awards can be required to be settled by transferring cash or other assets.  PPL's performance units, including the base award amount and accumulated dividends, are based on and payable only in shares of PPL common stock and cash settlement is not permitted.  In addition, PPL’s performance unit payout is based on a total shareowner return (TSR) model.  As discussed below, the TSR model meets the definition of a market condition under ASC 718.  ASC 718-10-30-14 requires a market condition to be included in the initial and fixed determination of the fair value of the awards and recognized ratably over the service period.  Consequently, the award is considered a fixed equity award under ASC 718 rather than a variable award that would require liability classification and adjustments at each reporting date.

ASC 718-10-20 defines a market condition as "a condition affecting the exercise price, exercisability, or other pertinent factors used in determining the fair value of an award under a share-based payment arrangement that relates to the achievement of either of two items, one of which is a specified price of the issuer's shares in terms of a similar (or index of similar) equity security (securities).  The term similar as used in this definition refers to an equity security of another entity that has the same type of residual rights.  For example, common stock of one entity generally would be similar to the common stock of another entity for this purpose."

TSR is a concept used to compare the market performance of different companies' stocks over time.  It combines share price appreciation and dividends paid to show the total return to the shareholder over a specific period of time.  The TSR for PPL common stock is compared to the TSR for the common stock of a specified index of peer group companies.  The peer group is comprised of companies in an S&P Electric Utilities Index.  As the performance measure for PPL's awards is a condition that relates to the achievement of a specified TSR for PPL's common stock relative to the TSR for the common stock of companies within a peer group index calculated in a consistent manner with similar residual rights, as described above, this condition meets the definition of a market condition.

ASC 718-10-55-65 provides an example of an award based on a condition other than a market, performance or service condition, citing an award indexed to an external factor, such as the price or appreciation of a commodity, citing gold as an example.  The total shareowner return model used by PPL does not consider such external factors, but rather is based on a measure of the total return of PPL's equity securities relative to the same total return on equity securities of its peer group companies.

Management's Report on Internal Control over Financial Reporting, page 407

PPL Energy Supply, LLC, PPL Electric Utilities Corporation, LG&E and KU Energy LLC, Louisville Gas and Electric Company and Kentucky Utilities Company, page 407

6.
We note your disclosure that management of PPL's non-accelerated filer companies are responsible for establishing and maintaining adequate internal control over financial reporting. We also note your disclosure that PPL's internal control over financial reporting is a process designed to provide reasonable assurance to PPL's management and Board of Directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  We would expect you to disclose that the internal control over financial reporting of the non-accelerated filer companies are processes designed to provide reasonable assurance to the respective management and board of directors of the non-accelerated filer companies regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  If the references to PPL as opposed to the non- accelerated filer companies are inadvertent, please confirm you will revise future filings accordingly. Otherwise, please tell us why you believe management's report, as currently drafted, is appropriate in this particular circumstance.

The references to PPL's internal control over financial reporting, its management and its Board of Directors for the non-accelerated filer companies were inadvertent.  In future filings, we will refer to the internal control over financial reporting and the management and Board of Directors of each of the non-accelerated filer companies.

Certifications Pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002

7.
In future filings, please revise the signature section of exhibits 31(c), (d), (e) and (f) as well as exhibits 32(c), (d), (e) and (f) to identify the signors as the applicable registrants' principal executive or principal financial officer.

The Registrants will identify in future filings each registrant's principal executive officer or principal financial officer within the signature section of the certifications pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002.

PPL, PPL Energy Supply, PPL Electric, LKE, LG&E and KU each acknowledge that: (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or need further clarification, please call Vincent Sorgi at (610)-774-3621.

Sincerely,

/s/  Vincent Sorgi
Vincent Sorgi
PPL Corporation
PPL Energy Supply, LLC
Vice President and Controller

PPL Electric Utilities Corporation
Vice President and Chief Accounting Officer

/s/ Kent W. Blake
Kent W. Blake
LG&E and KU Energy LLC
Louisville Gas and Electric Company
Kentucky Utilities Company
Chief Financial Officer

cc:	Mr. W. H. Spence
Mr. P. A. Farr
Mr. R. J. Grey
Mr. V. A. Staffieri
Mr. G. A. Reynolds